Key Opinion Leader Event Highlights Pelareorep’s Compelling Pancreatic and Gastrointestinal Data And Future Potential

SAN DIEGO, CA and CALGARY, AB, July 23, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, hosted a key opinion leader (KOL) webinar featuring leading physicians in the fields of oncology and immunotherapy discussing pelareorep’s robust clinical data and how it fits in the evolving treatment landscape for pancreatic and gastrointestinal (GI) cancers. The KOLs provided individual presentations and then participated in a roundtable Q&A discussion. A replay of the full conversation can be found by clicking here.

A selection of key takeaways includes:
•The meaningful survival benefit demonstrated by pelareorep-based treatment combinations in first-line (1L) metastatic pancreatic ductal adenocarcinoma (mPDAC) patients across randomized and single-arm clinical studies necessitates evaluating pelareorep in a registration-enabling study in 1L mPDAC.
•Immunotherapies have not yet been approved to treat mPDAC patients, illustrating an unmet need, which provides an opportunity for an immunologically active agent like pelareorep to deliver an impactful clinical benefit in this challenging indication.
•The combination of pelareorep and chemotherapy would be an appealing treatment option for 1L mPDAC patients, even with the presence of RAS inhibitors in the treatment paradigm.
•Translational data from multiple mPDAC and colorectal cancer clinical trials validate pelareorep’s mechanism of action, showing that it replicates in tumors, stimulates chemokine expression, and induces the expansion of tumor-infiltrating lymphocytes (TILs), which correlates with a reduction in tumor size.

“I want to thank our esteemed panel of oncologists for their meaningful contributions to our KOL event,” said Jared Kelly, Chief Executive Officer of Oncolytics. “Their insights underscore a critical and timely message: pelareorep is a compelling immunotherapy platform that is well situated for combination strategies and a highly differentiated asset for pharma partners looking to expand or establish leadership in GI oncology. We are committed to moving forward aggressively toward registrational development while engaging with partners who share our vision of transforming outcomes in these difficult-to-treat cancers.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning “cold” tumors “hot” -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our commitment to moving forward aggressively toward registrational development while engaging with partners who share our vision of transforming outcomes in these difficult-to-treat cancers; our plans to advance pelareorep into registration enabling studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com